                   Filed by North Fork Bancorporation, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                   Subject Company: GreenPoint Financial Corp.
                   Subject Company's Exchange Act File No.:  001-14320


This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. ("North Fork") and GreenPoint Financial Corp. ("GreenPoint"), including future financial and operating results, North Fork's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork's and GreenPoint's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork's and GreenPoint's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Aurelie Campbell, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016; Attention: Richard Humphrey, 212-834-1201.

The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING NORTH FORK'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NORTH FORK ON MARCH 21, 2003, AND INFORMATION REGARDING GREENPOINT'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY GREENPOINT ON MARCH 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.



                                      * * *

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                                                                          Page 1

The following is a transcript of a presentation given at the Sandler O'Neill West Coast Financial Services Conference on March 10, 2004.



                                March 10, 2004

                                 2:15 PM PST

Man: Would you please take your seats? We're going to get started with our next presentation, which will be from North Fork Bancorporation.

            North Fork has consistently ranked at the top of the industry in performance metrics and profitability metrics. And with this recent acquisition of GreenPoint Financial it will also rank at the top of the industry in terms of size, being one of the largest banks in the nation.

            I thought it was kind of interesting as I watched the presentations of other companies today. Probably half the presenters tried to explain in their presentation why they were as good or better than North Fork. So it's probably a pretty good thing when all of your competitors are out there doing that.

            We're fortunate to have with us today the company's Chairman and CEO John Kanas as well as Dan Healy, Chief Financial Officer. John?

John Kanas: Thanks Mark. We'll talk fast to get you out into the beautiful Carlsbad sunshine.

            We are delighted to once again be at the Sandler conference. There is - what we have tried to do for the purposes of this presentation is to give - is to put a little bit of three different presentations together. That is what we were telling people we thought was going to happen for the balance of this year before Trust Company of New Jersey, then what happens as a result of Trust Company of New
            Jersey and then what happens as a result of GreenPoint.

            And I suspect that there is need for some questions so I will try to get through this part - what do you get, 40 minutes Mark all together? And (Unintelligible).

            To review the accomplishments of the past year, many of you know if you've been keeping up with the investments that we repurchased almost 8 million shares last year at a cost of about $33, $33.80. Stock has moved up from that level. We have not repurchased any shares since about October of '03.

            We repositioned the balance sheet to be consistent with current economic conditions. This is - was an event that got a fair amount of publicity. As you know we started to talk last March about beginning to see some life in commercial lending, beginning to see some life in global economic conditions, some although not vigorous some signs to be optimistic that loan growth was going to be more vigorous than we thought and in fact by the end of the year, commercial loan growth was quite vigorous.

            That combined with the onset of economic results sort of macroeconomically led us to believe that it was time to get out of the very large position of wholesale leverage that we were in. We started to take that apart in early July after the June numbers were announced.

            Our margin had bottomed out at the end of June at 4%. As a result of taking that leverage off, it climbed rapidly back up to 4.24 and then up to 4.38 by the end of the year. So we shrunk the balance sheet and took a little bit of a hit on that year's earnings but did quite well by it.

            We refined products and services through the marriage of personal service and technology. We have - the success we had in New York City and particularly in Manhattan has been well publicized. And a great deal of that success has come from us targeting in a very, very focused way a commercial market that has specific needs for products and services that are not being provided by other providers.

            Now others are doing well in that market attracting different kinds of deposits, but we are very, very focused on - this is North Fork's pre-TCNJ pre-GreenPoint, that entrepreneur, self made business man. And we have been refining products and services for that customer for the last seven years.

            It has given us the ability to have 30 branches in Manhattan today, having started there only in 1997 and have $3 billion in deposits that have been growing at about 25% a year.

            We also achieved preeminence as a small business and middle market lender. And you'll see some of those numbers as we go on that we achieved during the year.

            Commercial loan growth was 25% while overall loan growth was 9%. We have a lot of questions about loan growth in multifamily and I'll sort of head off a question here. That's gotten to be a tough business and you'll see later on that our - the loan growth that we have by segment in multifamily was almost nothing in '03, which is probably going to be the case in this year as well.

            That's gotten to be a highly competitive business. Rates have been driven down to very skinny levels. Credit quality standards are in some cases being, if not compromised, being adjusted downward and we think that's a tough business to bet the ranch on right now.

            Demand deposit growth was 19%. You know, we talked a lot about all of our incentive plans. They are geared off of principally two things -- demand deposit growth that is non-interest bearing, demand deposit growth and fee income. And this is evident in the form of almost now a hundred different incentive compensation plans that are out throughout the population of the company that allows us to show earnings per employee far greater than other institutions.

            The last time we measured the numbers -- and we actually had a slide on it once and I guess we've taken it out of the presentation -- the average income - the average earnings per employee for US banks $10 billion and greater was about $48,000 and in North Fork it's something on the order of $157,000 a piece. So that has been a very successful strategy keyed off of incentive plans.

            We have nine new branches including four in Manhattan and our first branch in New Jersey, which was in Hoboken, which is probably going to be the shortest lived branch in the history of US banking since TCNJ is a big branch right across the street. But we did expand as planned during the year.

            And we announced the pending acquisitions of course later in the year, of Trust Company in December and then most recently of GreenPoint Financial.

            This is a look at quarter-to-date, year-to-date numbers. I remind you that even though we have a stated policy of being a dividend paying shop, our policy is to pay between 40% and 50% of our earnings out. We paid - quarter-to-date we paid 45%, on a year-to-date basis, 43% this year. We had an excellent quarter. And net interest margin as you can see climbed from as I said in June of 4, to 4.24 to 4.39 by the end of the year, return on assets of almost 2 and return on equity of 27.4.

            Core efficiency ratio, which has been the hallmark of this company as you know for some time, up a little bit but still at 34.4. By the way on a pro forma basis it looks like that efficiency ratio after we close both of these acquisitions gets closer to 30%.

            If you are interested in this subset of peer group, the 29 banks I guess that are in the S&P, this is where North Fork ranks on all of those different measurements, ROA, ROE, NIM and efficiency -- first in ROE, second in efficiency, fourth in the other two.

            We just - our weighting in the S&P will change dramatically as we get closer and in fact close the GreenPoint deal and it will double. So the universe - the universe of investors hopefully will change positively and bring more people to the table that would be interested in this company.

            Balance sheet at the end of the year really showing you in the outward right hand column, loan growth of 9%. You can see the securities portfolio being taken down as a part of that strategy I described earlier. Demand deposit growth, which I showed you and then total borrowings, which really offset the securities of 36%.

            And I think that slide is gone now too, but that took - the company had 45% of the assets in securities and brought it down to about 30%. So a - and slight decline in stockholders' equity as a result of the buyback that I discussed earlier.

            Loans and investments, and this is something we were talking about. Many of you are familiar with the background of North Fork Bank and the history of having built a commercial bank on a platform of thrift institution. So the complexion of securities and loan changed dramatically over the last ten years, sometimes higher, sometimes lower.

            The plan over the last few years is to continue to drive down securities especially starting with de-leveraging the balance sheet. So we drove it down like I said earlier from 44% to 37% this year and loans up from 56% to 63%.

            The loan to deposit ratio however has declined. Deposits have been pouring in over the last two or three years, especially as we've been executing better and better in the NY markets. And whereas loan to deposit ratio was as high as 98% three years ago it's down to about 80% today. There's impact in that statement especially when you think about the very large asset originating machine that GreenPoint Mortgage is.

            If you want to look back five years, because we have constantly kept our eye on the idea of transforming the pure North Fork balance sheet to look more and more like a commercial bank, five years ago residential mortgages were about a third of the balance sheet. Today they are about 20%. That changes now dramatically and obviously as a result of the next acquisition. This was a result of a lot of hard work over that five year period.

            On a loan by loan basis if you will on a segment by segment, you can see that we continued to let residential mortgages run off during the year. So the 9% loan growth that we experienced during the year was mostly made up of C&I

            Loan. It included a reduction, actually a reduction in the size the last few years and the size of the residential portfolio.

            Multifamily loans as I said earlier are leveling off where we were very aggressive in that business starting in - actually starting in
            - as far back as 1994 when we bought Metro Bank, Bayside Savings Bank which brought us that line of business as we've gotten less aggressive.

            It's still a great product. But the problem is in that the institutions that served - the institutions that serve this market in the New York metropolitan area have gotten big themselves. They are much larger than they used to be. Their appetite for loans has gone up dramatically and in some cases they are monoline asset generators, so the competition has gotten very stiff.


            Throw on top of that the fact that WaMu came into this market and tried to buy some of the pricing, pricing some of these loans down into the 3, you really have a very spoiled real estate market in the New York area and it's difficult to be competitive.

            We are very competitive in this market in sort of the bastardized multifamily loans that are not pure. They don't fit into any particular category. They're not syndicateable and they're not easily saleable into markets group portfolio lenders here.

            So where we continue to do business in this area is when you get a loan that is sort of multifamily and it has a little bit of a commercial component and may have a little bit of construction loan. A guy brings us a $40 million building that when he gets done fixing it up will be an $80 million building but we need to throw a little money in with him. And so it's sort of a mix between a mortgage loan - or rather a multifamily loan and a commercial loan. That's where we continue to be very active in doing loans in size in that category.

            Consumer loans is I think I don't need to remind you that there's about a billion dollars worth of car paper. This will be expanded to about a billion seven because TCNJ had this exact same business and had about $600 million worth of almost identical car paper, generated almost identically to the way we do it through a network of dealerships, them mostly in New Jersey, although we have been competing with them in parts of New Jersey and sort of average loan growth in this area.

            Commercial real estate a big performer this year mostly a result of those mixed kind of loans that I just described earlier that are partially multifamily and partially commercial. These are not spec office buildings. These are not shopping centers. These are cash flowing properties owned by people who own 10 or 15 or 20 other properties that look just like them.

            In many cases we have rated tenants and leases backing up the cash flow to support these loans. And these are spread out all over the New York metropolitan area, some on Long Island, but mostly in New York and all of its boroughs.

            Commercial and industrial loans, the big story this year a result of principally two things -- some improvement in the atmosphere and some actual - some optimism in the commercial and industrial. These are cats and dogs. These are loans of every shape and size, which is a anything from a $300,000 line of short term operating line of credit to a window washing company to a, you know, $3 million loan to by six more trucks in a fleet of trucks in some service industry someplace in New York City.

            The growth here is mostly as exactly by the way as we've predicted over the last five years would happen as we expose our self more and more in the commercial areas in New York City and particularly by the way the boroughs, getting a lot more opportunity to grow commercial loans and with it commercial deposits, which we've seen. Loan growth again somewhere in the bar graph at 9%, nearing about what we did last year and on track - it was on track to do about the same thing this year.

            On the asset quality side, worth some mention greater reserves, greater MPAs. When you go back in 1998 we had almost - when we had total loans amounting to a much smaller figure about $6 billion, where we had -- I can't see it -- $18-1/2 almost $20 million worth of MPA. Today with $13.7 million worth of MPAs on loans of about $14 to $15 billion.

            So frankly, you've heard - some of you have heard me say this before. We were surprised at loan quality and thought interest rates would rise faster. We thought that loan quality issues would become a part of the discussion of bank investing. Two, three years ago it never happened. Fortunately the recession as it were didn't affect the banking industry as some had feared that it would.

            The result is and although I think many banks probably don't have this kind of coverages about 1000% percent, but a lot of banks do have excess coverage of reserves, another form of excess capital.

            There is some movement afoot here. We'd had questions on this - SEC, the accounting profession is looking at this. And I think that there is some heat - I know there is some heat coming from them. We got it a few years ago. The regulators talked it down but we are beginning to see some - we are beginning some active conversation about the build up of these reserves. And in the entire banking system not just on our balance sheet but we'll see where that goes.

            Accomplishments in commercial banking, a very important component of what happened to us this past year. Commercial deposit growth - remember commercial loans grew 25%. Commercial deposits grew at 22%, making up $5.2 billion. This is strictly as a result of us being exposed to the New York City market and faster growth markets.

            And although we like to think of ourselves as enjoying the growth in this market, most of this business as I'm sure you've heard other people in our market say, is the migration of the off one bank balance sheet and onto another. So we have been very successful in pirating away business from larger institutions. And we'll talk about that, its a story you hear a lot.

            Demand deposit growth, very, very key to our profitability -- almost 20% this year and on a track to do even better. That's total demand deposit. These are interest-free checking accounts.

            And total deposit growth grew at about 15%. You can see not as fast as in other years but we've had - we were significantly less aggressive this year in pricing time deposits because we didn't have the asset growth to support the need.

            Into more recent issues, which I'm sure you're interested in that, was the Trust Company. I wish we could put our hand over the left side of this because we'd like to - when we looked at the map of this franchise and over the last two years many have heard me say that we've got Manhattan, which is rapidly becoming the focal point of this franchise.

            And 100 branches to the right, it would be neat to have 100 branches to the left, particularly in markets that look an awful lot like the markets that we're

                                                                        Page 11
            the most successful in and we've had literally dozens of conversations about, and some with organizations in New Jersey. We've always said that we've wanted to find a bank where you stand on the West Side Highway and see most of the branches in New Jersey and Trust Company was it.

            It's about a $4 billion bank with only $2 billion in loans. Only $120 million of those are in commercial in the form of C&I loans.

            This is an extremely undermanaged franchise. Those of you that are familiar with old Ziggy Wilzig who really built this franchise, it was run very much like a private company for the last 25 years. The family owned 40% of it. It was not aggressively managed. In fact it was very conservatively managed.

            The result of which, these branches are located in perfect spots to generate commercial business, but they didn't have any - in fact until recently didn't even have any commercial lenders out on the marketplace. They made a move, sort of an anemic move over the last year after Ziggy died to try to bring in some lending people but really never got that off.

            So we think that in terms of growth in C&I lending, although GreenPoint is very interesting to talk about and of course the New York franchise centered around New York is very interesting to talk about, I think the thing we'll be talking about this time next year is all the commercial loans growth that we got out of the northern New Jersey market. These are excellent locations. It's a highly undermanaged franchise, as I said, and I expect to see very profitable growth coming out of this market going forward.

            This thing had when we first started talking 100 branches. They have since closed almost 30 - 29 I guess of their supermarket branches, which we encouraged them to do. They're left with 20. There's probably five or six more that need to be closely examined but basically cook down to its least common denominator now which is 70, 65 or 70, maybe 75 branches in that market, some consolidations although not too many, but an excellent platform to enter the New Jersey market.

            And then GreenPoint our most recent. For those of you who can see, the triangles that are now mixed among the blue dots on the right hand side of New York City are sitting in the triangles overlaying the branch system of Manhattan and North Fork branches represent GreenPoint completely contained within the footprint of the existing North Fork franchise -- a very simple bank integration.

            We've been around the state of California for three or four days talking to our larger shareholders and GreenPoint's larger shareholders to try to explain and set the record straight as to the integration. This is a - in terms of the bank integration this will be - this will be one bank operated under two brand names.

            From the standpoint of a legal charter this will be merged into one state chartered institution run by virtue of the software that we have on the Fiserve system as a multibank system that will create data and management information about the GreenPoint franchise and management information about the North Fork franchise.

            You can think of it as these are two different ways to generate liability growth, that is deposit growth, funneling up into one bank where the assets are merged on one balance sheet. It's about $23 billion in assets, $13 billion in deposits in 90 branches.

            It is a franchise that is absolutely unparalleled in this market, certainly impossible to duplicate this thing. These are deposits that go back generations in Brooklyn and it also has a niche in a relatively uncompetitive segment of residential mortgage origination. I'd be happy to answer questions about that and the former GreenPoint mortgage.

            Why GreenPoint? We had in - over the years I've mentioned GreenPoint many times and often said if it weren't for the fact that North Fork was relatively small and their mortgage company was relatively big, the most accretive deal that North Fork could ever have done is GreenPoint Savings Bank and GreenPoint Financial.

            It does provide new markets for commercial loan growth using the North Fork business model. It provides a proven retail banking model and a valuable brand for continued retail deposit growth.

            This is a very interesting franchise. I'll break away for a moment and talk about GreenPoint and I'll amplify that later.

            GreenPoint was really several different companies in one. It was - it got a great deal of publicity unfortunately a lot of it negative for the manufacture - they forayed into manufactured housing a number of years ago. It did not work very well. Management got a black eye over it. They wrote off the business and it is now on the balance sheet as a discontinued line of business and I think it showed up in the company's valuation.

            Also at about the same time, Headlands very well run, very highly thought of mortgage company in - right up here - at the time it was in Larkspur. I guess now it's in Nevado, California. And although it's been a great mortgage company and in fact it's performance has been relatively stellar over the last decade, it's too big for the size - it was always was viewed as being too big for the size of the bank. Sixty to 63% of last year's revenues for the whole company came off the mortgage bank, thought of as being more volatile than bank earnings and I think that punished the multiples as well.

            There is however strong management in the retail side of the bank. We found that the 19 - in 2001 these guys would have to get to see my friend George Schafer and Fifth Third took a look at the consumer banking model Fifth Third was running. It's not unlike what Commerce Bank is doing in the New York area and in Jersey and not unlike what, although a little bit different from what Dego Cooper is doing at TCF and it's basically based on a very aggressive model of free checking for consumers, low balances, high transactions and lots of consumer fees.

            Well, they did an excellent job and consequently consumer deposits grew in GreenPoint right under everybody's nose. But nobody was paying attention to it. That's why over 60% in 2001 are in core deposits because they basically installed that model that was already working very well.

            They had a very nice retail bank with deposits growing at a clip of about 17% a year, outstripping even our deposit growth. But frankly the news about the company was always overshadowed by a discussion of the mortgage company earnings.

            It has excellent asset qualities and interest rate risk profile, charge off rates four basis points. It has asset generation and fee income capabilities from their mortgage banking company, which you've seen some of the numbers.

            To give you some sense of that, GreenPoint Mortgage originated $39 billion worth of product in the last year, $12 billion of that was what they call Alt A - a combination of Alt A No-Doc mortgages. Eighty percent of that $12 billion were generated in the New York metropolitan area in the northeast. And $3 billion out of the $12 billion was purchased by the bank. The rest of it was sold into the market. So there is a great deal of excess capacity here to generate product for a larger balance sheet.

            The economics of the transaction - I'm not sure what slide we put up here next. But I guess this is the - yeah this is the pro forma balance sheet showing obviously the flexible balance sheet in one of the best markets in the world. Its capitalization will be around
            $13 billion and we would hope a lot higher.

            Pick a number -- 15, 16, 17, 18 or just bank in the country depending on the stock price on a given day. And it certainly creates a highly valuable franchise in New York's metropolitan area and it certainly is an impossible franchise to duplicate.

            It currently is - the combined institution is slightly asset sensitive and positioned for rising rates. It's not happening right now however we called Nevado this morning and said well the ten year is at 372. What do volumes look like? And I can tell you that if you take the - if you take our estimates of volumes upon which the economic model is based, they are running very, very significantly ahead of those estimates this year.

            Immediately accretive earnings, you've seen these numbers before. This is about - this is about $100 million worth of cost saves, $30 million of which falls - on a pre-tax basis falls out of the collapsing of the ESOP. The balance is very, very simple to take out.

            This is - represents about 19% of GreenPoint's total expenses. North Fork has averaged 55% across theirs and every one of its deals it's done since 1987 and we think that the accretion here, accretion of 39 cents is easily achievable.

            Revenue diversification is one of the byproducts of this. North Fork only had 15% of its earnings coming from a nonspread source. Up until now as a result of combining with great consumer fees coming off the GreenPoint deposit base and the mortgage banking fees, that will go up to 32%, I think a better mix of revenue.

            And I know we are running slow - we're low on time. So I'll move quickly here. GreenPoint Mortgage is one of the top five wholesale lenders and one of the top ten originators in the country. It's known for the product Alt-A. It happens to be right now a very, very attractive product, very interesting to lots of people in the market and has produced a lot of high quality assets that can be used in this market.

            Dominant market share, North Fork has had the fourth largest - third or fourth largest depending on how you measure it - bank in the New York metropolitan area and actually you could throw in New Jersey with more branches than Citigroup in that area. So second only to JP Morgan Chase with a little bit less than 6% market share.

            Number one in Nassau, number one in Suffolk, number two in Queens in terms of deposit share and on so on down the line. And the most interesting is New York where we are number five, but number five is only about 4% on a combined basis of the total market share in that very wealthy market.

            We've already talked about this in our investor presentations. There are a number of opportunities to modify some of the locations. Some of the North

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            Fork Locations will become GreenPoint because they are in consumer areas. Some of the GreenPoint locations will become North Fork because the communities change and these areas are much more suitable for a commercial bank franchise today.

            And then in some cases we are going to put North Fork bank branches inside the buildings that have the GreenPoint Savings Bank branches particularly in Brooklyn where we could throw up 10 or 15 new branches of North Fork immediately and very ostensibly in locations that we wouldn't have been able to go out and buy on our own. And there is 15 or so consolidation opportunities here. There are two branches next to each other that cry out for consolidation.

            A look at GreenPoint's core deposit growth, as I said 27% last year, 34% the year before. And average deposits per branch very high, $140 million.

            Tentative timing, close Trust Company New Jersey around May 14, get shareholder approval for the GreenPoint deal at the end of June and close on the GreenPoint deal sometime late September, giving you a clean quarter to take a look at for the fourth quarter this year with both, three cylinders.

            Our plans -- and I'm not sure what we put on this slide -- momentum in C&I lending and deposit growth on the North Fork side obviously as the economy improves and if interest rates do start to climb, commercial deposits are believed to be at cyclical lows.

            If rates improve and if we're right about this, the bank part of this franchise would do very, very well. The bank - both these banks tend to make more money in a rising rate environment. Obviously the mortgage company would do better if rates stay low.
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            Investments in market expansion and technology over the past three years have positioned us well. We've sunk the cost - there are 30 branches in Manhattan alone that represent $3 billion worth of deposits today. We only have three or four more to build and the growth in those branches is running at almost 30% a year. So we think that the best is yet to come out of the Manhattan franchise.

            Strong operating controls and oversight, great regulatory relationships. We were put on negative watch by S&P as a result of the deal because of its size and GreenPoint was put on a positive watch. Dan met with the credit agency the other day.

            We don't know what they are going to do. But the body language and I would be - the body language indicates and I would be surprised if they don't take that negative watch off. They were concerned about integration, didn't understand how it was going to work, didn't understand how simple it was. That we're not integrating the mortgage company. I think most of those issues are behind us at S&P. Moody's never changed us.


            Industry leading earnings, high dividend yields and lots of money to reinvest in growth for the future and cultivate our newly created regional bank.

            And I want to get to your questions as soon as I can so shoot away. Yes, Jim. Is that you Jim? Hi.

Man:        (Unintelligible).

John Kanas: There is two discussions. One is GreenPoint Mortgage and one is the bank. The bank is the simplest bank we've ever seen in terms of managing. In fact

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            the other day we began to lay out the product matrixes to see whether we were going to use the core platform of GreenPoint's or the core platform of North Fork's. And the first thing we did was take a look at, you know, the measure for how complicated the business is and how many products there are.

            Well in North Fork's case we have 149 deposits products. GreenPoint has eight. It is so simple to manage the bank part of GreenPoint it's probably one of the simplest we've ever done. Trust Company has 40 to give you an idea of the complexity of that relative to GreenPoint.

            So the managing of the bank piece given the product matrix that they have, they have management who knows how to do it. Those management people are important but not essential because they just do the same thing everybody else does.

            They basically - they have a free checking product. They've targeted a component of the consumer market that tends to have a lot of activity like what Cooper has and like (unintelligible) does and it generates a great deal of fee income. That model is very easy to run and yes, there's management in place on that existing in GreenPoint and everybody at North Fork is very conversant in running that piece.

            On the mortgage side, S.A. Ibrahim runs the mortgage company about seven years. He's a guy we've known from all the way back to Chemical Bank. We've been in communication with GreenPoint for many, many years looking at this company, watching the management team operate when frankly they had a lot of things to prove to us that I didn't think that they could.

            We have a very high level of confidence in that mortgage banking group. They really know their stuff. It's a buttoned up company. I was up there for a

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            day the other day. I have never - it's a stretch to say they're as good as Countrywide because I think Countrywide is the best in the business that you could find but they are a close second. They are probably as good as Wells or some of the other good providers.

            So the controls are excellent. The management incentives are in the right places. The people have the right experience and I think as part of a larger company now these people will excel.

            If rates move up mortgage company volumes will come down and 20% of the total. We said that if you slapped together these things would take up of course, the revenue is about a billion six pre-tax next year, $300 million or so comes off mortgage banking. Obviously that will change if rates rise. That will also change if rates stay where they are or go down from here. The 300 will come more and the banks won't make as much.

            But both these banks, 80% of our company will do better in higher rate environments. Twenty percent of our company would do better in a lower rate environment. So it's a nice kind of cyclical hedge run by excellent people.

            It can't be that easy. Go ahead.

Man: Let me ask you a question if I may. As organizations get larger there is a tendency to sort of revert to the mean. What kinds of things are you doing to prevent North Fork from becoming a mediocre bank?

John Kanas: We've spent a lot of time talking about this. If you read our annual report and particularly my message this year, I gave a lot of
            - companies - it's always been our view that companies move towards mediocrity not because of size

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                                                                         Page 21

            but because they hire mediocre people who have low thresholds and low target thresholds for performance.

            We have had great success, in fact the performance of North Fork has gone up as it's gotten bigger, because we've been able to continue to attract people who understand their job who are highly focused on the bottom line and who manage their own businesses within businesses.

            I believe that - I wouldn't say that no matter how large you get you can continue to do that, but being careful about the kind of people that you hire and making them understand what the mission of the company is, is very important. I would argue that a lot of the smaller regional banks do well not because they are small, but because they have people with vested interests in the company who are focused on their business like nothing else.

            The larger institutions tend to become managed by managers and not the people who created the institutions. They are second or third generation people who have come along, make big salaries and ride around in airplanes and play at Augusta every year, but they really don't have an investment in the legacy company, the building of the company. Their investment is in perpetuating quite frankly an organizational chart that gets bigger all the time.

            We will avoid that. We have continued to avoid that. Our - the complexion of our compensation structure reflects it. Everybody owns stock here. Nobody makes any money unless the company makes any money. And that gets easier and easier to tell as the company gets larger and more successful.

            That's too easy.
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Man:        Any other questions? Well John will be available after the session and Dan if you have additional questions. Thanks very much.

John Kanas: Thank you very much.